EXHIBIT (a)(1)(xv)

SAFEWAY INC.

SUPPLEMENT TO OFFER TO EXCHANGE CERTAIN OUTSTANDING OPTIONS

TO PURCHASE COMMON STOCK

FOR A NUMBER OF REPLACEMENT OPTIONS ACCORDING TO AN EXCHANGE FORMULA

THIS OFFER AND WITHDRAWAL RIGHTS EXPIRE

AT 5:00 P.M., PACIFIC (CALIFORNIA) TIME ON OCTOBER 5, 2004

UNLESS THIS OFFER IS EXTENDED

Safeway Inc. hereby supplements and amends the Offer to Exchange Certain Outstanding Options, dated September 7, 2004 (the “Offer to Exchange”), as follows:

INTRODUCTION

Shares of our common stock are quoted on the New York Stock Exchange under the symbol “SWY.” On September 17, 2004, the closing sales price of our common stock as quoted on the New York Stock Exchange was $19.72 per share. We recommend that you obtain current market quotations for our common stock before deciding whether to elect to exchange your options.

As of September 17, 2004, options to purchase approximately 38,164,466 shares of our common stock were issued and outstanding under all of Safeway’s stock option plans. Of these options, eligible employees held eligible options to purchase a total of approximately 23,824,832 shares of our common stock. The shares of common stock issuable upon exercise of options we are offering to exchange represent approximately 5.33% of the total shares of our common stock outstanding as of September 17, 2004.

SUMMARY TERM SHEET; FREQUENTLY ASKED QUESTIONS.

The responses to Questions 3, 12, 29 and 31 in the Frequently Asked Questions portion of the Summary Term Sheet are hereby amended and replaced with the following:

QUESTION 3: HOW DOES THIS EXCHANGE WORK?

We are offering to exchange eligible options that have an exercise price greater than US$35.00 per share for a predetermined number of replacement options, rounded down to the nearest whole share, based on the exchange formula described below. The options that you hold give you the right to purchase shares of our common stock once you exercise those options by paying the applicable exercise price of those options. Thus, when we use the term “option” in this offer, we refer to the actual options you hold (or the actual Rights you hold) to purchase shares of our common stock and not the shares underlying those options.

New stock options (also referred to as replacement options) will be granted on or promptly after the first business day that is at least six months plus one day after the surrendered options are cancelled at an exercise price equal to the closing sales price of our common stock on the date of the grant as quoted on the New York Stock Exchange. If you elect to exchange Rights, the base price of the SAR component of your replacement Rights will be the Canadian dollar equivalent of the closing sales price of our common stock on the date of the grant as quoted on the New York Stock Exchange, as determined by reference to the Canadian/U.S. dollar exchange rate as reported in the Wall Street Journal on the replacement grant date.

Participating in the exchange program requires an eligible employee to make a voluntary election to tender eligible stock options before 5:00 p.m. Pacific (California) Time on October 5, 2004, unless this offer is extended, after which time such election will be irrevocable.

The exchange formula is intended to provide participating employees with replacement options having an estimated value equal to the estimated value of their surrendered options. After consultation with Watson Wyatt Worldwide, an independent third party compensation consultant, we developed a valuation methodology by which we calculated, using the Black-Scholes valuation option pricing model and assumptions developed under that model, the estimated value of each surrendered option and the estimated value of each replacement option. The estimated aggregate value of the surrendered option is divided by the estimated value of the replacement option per share to determine the number of shares subject to replacement options that will be granted on the replacement date. If you elect to exchange Rights, the same exchange formula will be applied to determine the number of replacement Rights you will be eligible to receive in exchange for your eligible Rights that are accepted for exchange and cancelled. (See Section 7 of the Offer to Exchange for more information.)

Unless prevented by law or applicable regulations, options accepted for exchange will be replaced with options granted under the 1999 Equity Participation Plan, and Rights accepted for exchange will be replaced with Rights granted under the 1999 Equity Participation Plan and the Share Appreciation Rights Plan. (See Sections 1, 7 and 10 of the Offer to Exchange for more information.)

Vesting and exercisability of replacement options for eligible employees will begin one year from the replacement grant date of the replacement options. This means that all replacement options will be completely unvested and unexercisable on the replacement grant date, regardless of whether the surrendered options were partially or wholly vested or exercisable.

Replacement options for vested and unvested surrendered options will vest in five equal annual increments beginning one year from the replacement grant date of the replacement options. Replacement options and replacement Rights will expire six years after the replacement grant date, unless terminated earlier under their terms. (See Section 7 of the Offer to Exchange for more information.)

QUESTION 12. WHAT HAPPENS TO ELIGIBLE OPTIONS THAT I CHOOSE NOT TO EXCHANGE OR THAT YOU DO NOT ACCEPT FOR EXCHANGE?

Upon the terms and subject to the conditions of this offer, we will accept and cancel all eligible options that are surrendered by eligible employees and not validly withdrawn before the expiration time. Subject to our rights to extend, terminate and amend the offer, discussed in Section 14 of the Offer to Exchange, we currently expect that we will accept all eligible, surrendered options that are not validly withdrawn by 5:00 p.m., Pacific (California) time on October 5, 2004. Eligible options that you choose not to exchange or that we do not accept for exchange remain outstanding and retain their existing terms, including the existing exercise price, vesting schedule and expiration date. (See Section 1 of the Offer to Exchange for a discussion of eligibility.)

QUESTION 29. WHAT IF MY EMPLOYMENT WITH SAFEWAY OR ANY OF ITS SUBSIDIARIES IS TERMINATED AFTER THE REPLACEMENT OPTIONS ARE GRANTED?

If your employment with Safeway or any of its subsidiaries is terminated for any reason after the replacement option has been granted, you will forfeit your replacement options that are unvested at the date of your termination. You will generally have the earlier of the expiration of the replacement option or three months from the date of your termination to exercise the vested portion of your replacement option.

All eligible options we accept pursuant to the offer will be cancelled shortly following the expiration of the offer, currently scheduled for 5:00 p.m. Pacific (California) Time on October 5, 2004, and options accepted for exchange and cancelled will no longer be exercisable after that time, regardless of whether the surrendered options were partially vested or fully vested on the cancellation date, and will not be returned to the option holder after such time.

If an employee ceases employment with Safeway or a subsidiary before the expiration date but after surrendering his or her options, Safeway would not accept the surrendered options for exchange because the employee did not remain an employee through the expiration date of the offer in accordance with the terms and conditions of the offer. Accordingly, the surrendered options would be returned to the employee who would then be able to exercise the options subject to and upon the terms and conditions in his or her applicable stock option plan and agreement. (See Section 7 of the Offer to Exchange for more information.)

QUESTION 31. WHAT HAPPENS IF SAFEWAY IS SUBJECT TO A CHANGE IN CONTROL BEFORE THE REPLACEMENT OPTIONS ARE GRANTED?

If we merge with or are acquired by another company after your eligible options are cancelled but before we grant the replacement options, we cannot guarantee that the acquiring company would be bound by our obligation to grant replacement options. It is possible that you would not receive any replacement options, securities of the acquiring company or any other compensation for your cancelled options. It is also possible that the acquiring company would not be bound to honor any outstanding options that are not surrendered in the offer to exchange. If the acquiring company is bound by or assumes our obligations with respect to the offer to exchange, the replacement options could become options to purchase stock or other securities of the acquiring company, which might result in the right to receive options to purchase more or fewer of the acquiring company’s securities that the number of shares of Safeway common stock to be covered by your replacement options. Similarly, any options that are not exchanged in the offer that remain outstanding at the time of the acquisition could become options to purchase stock or other securities of the acquiring company.

Although we are currently not contemplating a merger or similar transaction that could result in a change in control of our company, we are reserving the right to take any actions that we deem necessary or appropriate to complete a transaction that our board of directors believes is in the best interest of our company and our stockholders. This could include terminating your right to receive replacement options under this offer to exchange. If we were to terminate your right to receive replacement options under this offer in connection with such a transaction, eligible employees who have surrendered options for cancellation pursuant to this offer would not receive options to purchase securities of the acquiror or any other consideration for their surrendered options. In this case, we would not return surrendered options to the eligible employees, and such eligible employees would be left with no options or other consideration in return for their previously surrendered options, even if they were partially or fully vested.

Any change in control transaction could potentially have a substantial effect on our stock price, including substantial appreciation in the price of our common stock. Depending on the timing and structure of such a transaction, you might lose the benefit of any price appreciation in our common stock resulting from a merger or acquisition. The exercise price of replacement options granted to you, if any, after the announcement of a merger or other acquisition would reflect any appreciation in our stock price resulting from the announcement and could, therefore, exceed the exercise price of your current options. This could result in options holders who do not participate in the offer receiving a greater financial benefit than option holders who do participate. In addition, your replacement options may be exercisable for stock of the acquiring company, not Safeway common stock, while option holders who decide not to participate in the offer could exercise their vested options before the effective date of the merger or acquisition and sell their Safeway common stock before the effective date. (See Section 2 of the Offer to Exchange for more information.)

1. ELIGIBILITY; NUMBER OF OPTIONS; EXPIRATION TIME

The ninth paragraph of Section 1 of the Offer to Exchange is amended and replaced with the following:

The exchange formula is intended to provide participating employees with replacement options having an estimated value equal to the estimated value of their surrendered options. After consultation with Watson Wyatt Worldwide, an independent third party compensation consultant, we developed a valuation methodology by which we calculated, using the Black-Scholes valuation option pricing model and assumptions developed under that model, the estimated value of each surrendered option and the estimated value of each replacement option. The estimated aggregate value of the surrendered option is divided by the estimated value of the replacement option per share to determine the number of shares subject to replacement options that will be granted on the replacement date. If you elect to exchange eligible Rights, the same exchange formula will be applied to determine the number of replacement Rights you will be eligible to receive in exchange for your eligible Rights that are accepted for exchange and cancelled. (See Section 7 of the Offer to Exchange for more information.)

8. INFORMATION CONCERNING SAFEWAY.

Additional Financial Information. We have provided the following additional financial information of Safeway and its consolidated subsidiaries for your reference.

Summary Financial Data
(in millions, except per share amounts)	Year ended		12 Weeks ended		24 Weeks ended
	January 3, 2004	December 28, 2002	June 19, 2004	June 14, 2003	June 19, 2004	June 14, 2003
			(unaudited)	(unaudited)	(unaudited)	(unaudited)
Results of Operations
Sales	$35,552.7	$34,767.5	$8,361.1	$8,248.1	$15,999.9	$16,291.4

Gross profit	10,533.8	10,812.0	2,403.7	2,483.8	4,680.3	4,872.1
Operating and administrative expense	(9,230.8)	(8,576.4)	(2,086.7)	(2,126.4)	(4,208.1)	(4,146.1)
Goodwill impairment charges	(729.1)	(1,288.0)	—	—	—	(256.5)

Operating profit	573.9	947.6	317.0	357.4	472.2	469.5
Interest expense	(442.4)	(430.8)	(95.5)	(102.0)	(191.7)	(205.7)
Other income, net	9.6	15.5	4.7	2.7	7.8	5.2

Income before income taxes and cumulative effect of accounting change	141.1	532.3	226.2	258.1	288.3	269.0
Income taxes (expense) benefit	(310.9)	(660.4)	(71.0)	(97.1)	(90.0)	54.6

(Loss) income before cumulative effect of accounting change	(169.8)	(128.1)	155.2	161.0	198.3	323.6
Cumulative effect of accounting change	—	(700.0)	—	—	—	—

Net (loss) income	$(169.8)	$(828.1)	$155.2	$161.0	$198.3	$323.6

Basic (loss) earnings per share:
(Loss) income before cumulative effect of accounting change	$(0.38)	$(0.27)	$0.35	$0.36	$0.45	$0.73
Cumulative effect of accounting change	—	(1.50)	—	—	—	—

Net (loss) income per share	$(0.38)	$(1.77)	$0.35	$0.36	$0.45	$0.73

Diluted (loss) earnings per share:
(Loss) income before cumulative effect of accounting change	$(0.38)	$(0.27)	$0.35	$0.36	$0.44	$0.73
Cumulative effect of accounting change	—	(1.50)	—	—	—	—

Net (loss) income per share	$(0.38)	$(1.77)	$0.35	$0.36	$0.44	$0.73

Weighted average shares outstanding – basic	441.9	467.3	445.6	441.4	444.8	441.3
Weighted average shares outstanding – diluted	441.9	467.3	449.4	445.8	448.8	445.9

Balance Sheet Data
(in millions, except per share amounts)	Year ended		Quarter ended
	January 3, 2004	December 28, 2002	June 19, 2004	June 14, 2003
			(unaudited)	(unaudited)
Total current assets	$3,507.7	$3,458.5	$3,345.0	$3,404.5
Total assets	15,096.7	16,047.2	14,887.0	15,607.2
Total liabilities	11,452.4	12,419.7	11,079.7	11,515.4
Total stockholders’ equity	3,644.3	3,627.5	3,807.3	4,091.8
Book value per share(1)	8.20	8.23	8.52	9.27

(1)	Book value per share is calculated as total stockholders’ equity divided by the number of outstanding shares of Safeway common stock at the end of the applicable period. Book value per share does not include the effect of options or other common stock equivalents outstanding during the period.

Ratio of Earnings to Fixed Charges	Year ended		24 weeks ended
	January 3, 2004	December 28, 2002	June 19, 2004	June 14, 2003
			(unaudited)	(unaudited)
	1.16	1.69	1.86	1.76

See “Additional Information” under Section 16 of the Offer to Exchange for instructions on how you can obtain copies of our SEC reports that contain our audited financial statements and unaudited financial data.

17. MISCELLANEOUS.

This offer to exchange and our SEC reports referred to above include “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue” or the negative of such terms or other comparable terminology. These statements involve known and unknown risks, uncertainties, and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. These factors include, among other things, those listed in our most recently filed report on Form 10-K or Form 10-Q.

The safe harbor provided in the Private Securities Litigation Reform Act of 1995, by its terms, does not apply to statements made in connection with this tender offer.

We are not aware of any jurisdiction where the making of this offer is not in compliance with applicable law. If we become aware of any jurisdiction where the making of this offer is not in compliance with any valid applicable law, we will make a good faith effort to comply with such law. If, after such good faith effort, we cannot comply with such law, this offer will not be made to, nor will elections to exchange options be accepted from or on behalf of, the option holders residing in such jurisdiction.

WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION ON OUR BEHALF AS TO WHETHER YOU SHOULD ELECT TO EXCHANGE OR REFRAIN FROM EXCHANGING YOUR OPTIONS PURSUANT TO THIS OFFER. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR OTHER INFORMATION TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO GIVE YOU ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFER OTHER THAN THE INFORMATION AND REPRESENTATIONS CONTAINED IN THIS DOCUMENT OR IN THE RELATED STOCK OPTION EXCHANGE FORM. IF ANYONE MAKES ANY RECOMMENDATION OR REPRESENTATION TO YOU OR GIVES YOU ANY INFORMATION, YOU MUST NOT RELY UPON THAT RECOMMENDATION, REPRESENTATION OR INFORMATION AS HAVING BEEN AUTHORIZED BY US.